WebMD Health Corp. 111 Eighth Avenue 7th Floor New York, NY 10011 212.624.3700 Phone

October 21, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Stephen Krikorian

Re:	WebMD Health Corp.

Form 10-K for the Year Ended December 31, 2010

Filed March 1, 2011

File No. 0-51547

Dear Mr. Krikorian:

We acknowledge receipt of your letter dated October 13, 2011 setting forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 10-K of WebMD Health Corp. (“WebMD” or the “Company”) for the year ended December 31, 2010. Set forth below is the Company’s response to the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-10

1.	We note your response to prior comment 1 that you will include disclosure of revenue generated from your public and private portals in future filings. Please confirm that you will also include disclosure of your policy for identifying reportable segments, including the factors you considered in determining that you have one reportable operating segment.

Response: The Company confirms that it will include in future filings disclosure of the Company’s policy for identifying reportable segments, including the factors it considered in determining its reportable operating segment or segments.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

October 21, 2011

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (858) 759-6008 or lleicher@webmd.net with any questions or comments regarding this letter.

Very truly yours,

/s/ Lewis H. Leicher

Lewis H. Leicher
Senior Vice President and Assistant General Counsel

cc:	Wayne Gattinella, Chief Executive Officer

Stephen Giove, Shearman & Sterling LLP